UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, Janary 20, 2016

In December 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In December 2015, Avianca Holdings and its subsidiaries carried 2,507,416 passengers, a 5.0% increase over the same period in 2014

In December, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,507,416 passengers, up 5.0% compared to December 2014. Capacity, measured in ASKs (available seat kilometers), increased 8.5%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 8.3%. The load factor for the month was 80.4%.

Domestic markets in Colombia, Peru and Ecuador

In December, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,496,053 travelers, up 4.6% compared to December 2014. Capacity (ASKs) increased 3.8%, while passenger traffic (RPKs) increased 8.8%. As a result, the load factor for the month was 80.7%.

International markets

In December, the affiliated airlines of Avianca Holdings transported 1,011,363 passengers on international routes, up 5.7% compared to December 2014. Capacity (ASKs) increased 9.7%, while passenger traffic (RPKs) increased 8.2%. The load factor for the month was 80.3%.

Operational Statistics	Dec-15	Dec-14	Δ YOY		4Q 2015	4Q 2014	Δ YOY		YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,507	2,388	5.0%		7,301	6,909	5.7%		28,290	26,230	7.9%
ASK (mm)[2]	3,994	3,683	8.5%		11,566	10,586	9.3%		44,513	41,052	8.4%
RPK (mm)[3]	3,210	2,963	8.3%		9,216	8,422	9.4%		35,478	32,602	8.8%
Load Factor[4]	80.4%	80.4%	0.0	pp	79.7%	79.6%	0.1	pp	79.7%	79.4%	0.3	pp

Domestic Market
PAX (K)[1]	1,496	1,431	4.6%		4,392	4,218	4.1%		17,054	15,629	9.1%
ASK (mm)[2]	822	791	3.8%		2,426	2,351	3.2%		9,723	8,820	10.2%
RPK (mm)[3]	663	609	8.8%		1,947	1,805	7.9%		7,531	6,780	11.1%
Load Factor[4]	80.7%	77.0%	3.7	pp	80.2%	76.8%	3.4	pp	77.5%	76.9%	0.6	pp

International Market
PAX (K)[1]	1,011	957	5.7%		2,909	2,692	8.1%		11,236	10,601	6.0%
ASK (mm)[2]	3,173	2,891	9.7%		9,140	8,235	11.0%		34,789	32,231	7.9%
RPK (mm)[3]	2,547	2,354	8.2%		7,270	6,617	9.9%		27,947	25,822	8.2%
Load Factor[4]	80.3%	81.4%	-1.1	pp	79.5%	80.4%	-0.9	pp	80.3%	80.1%	0.2	pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs